UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 0-12933
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LAM RESEARCH CORPORATION
4650 Cushing Parkway
Fremont, California 94538

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of the
Savings Plus Plan,
Lam Research 401(k)
We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2007 and 2006, and for the year ended December 31, 2007, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
June 17, 2008

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets:
Investments, at fair value	$247,742,577	$223,209,915
Participant loans	2,519,815	2,063,553

Assets held for investment purposes	250,262,392	225,273,468

Employer contribution receivable	234,949	169,551
Dividend receivable	1,991,505	715,263

Total assets	252,488,846	226,158,282

Liabilities:
Other liabilities	14,379	3,070

Net assets available for benefits	$252,474,467	$226,155,212

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Dividends and interest	$16,656,019
Net realized and unrealized depreciation in fair value of investments	(77,994)

16,578,025

Contributions:
Participants’	17,107,520
Employer’s	4,729,717

21,837,237

Total additions	38,415,262

Deductions from net assets attributed to:
Withdrawals and distributions	12,011,524
Administrative expenses	84,483

Total deductions	12,096,007

Net increase in net assets	26,319,255

Net assets available for benefits:
Beginning of year	226,155,212

End of year	$252,474,467

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES
General — The following description of the Savings Plus Plan, Lam Research 401(k) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan that was established in 1985 by Lam Research Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Administration — The Company and the Plan Committee (the Committee) manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. MG Trust Company, L.L.C. (MG Trust) acts as the trustee and custodian. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.
Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Investments — Investments of the Plan are held by MG Trust and are invested based solely upon instructions received from participants.
The Plan’s investments are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.
Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes — The Plan has been amended since receiving its favorable determination letter dated January 21, 2004. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and the trust, which forms a part of the Plan, is intended to be exempt from federal income and state franchise taxes.
Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment under the Plan. The percentage of individual participant’s contributions in Company common stock is limited to not exceed 25%. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It applies whenever other standards require or permit assets or liabilities to be measured at fair value but it does not expand the use of fair value in any new circumstances. In November 2007, the effective date was deferred for all non- financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis. The provisions of SFAS No. 157 that were not deferred are effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 on January 1, 2008 to have a material effect on the Plan’s reported net assets or changes in net assets.
NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Participants may elect to invest all or portions of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2007 and 2006 was as follows:

	2007	2006
Number of shares	150,323	158,844
Fair value	6,498,584	8,040,683
NOTE 3 — PARTICIPATION AND BENEFITS
Participant contributions — Participants could elect to contribute from 2% to 75% of their Eligible Compensation, as defined by the Plan, per payroll period not to exceed the amount allowable under current income tax regulations. Participants who elect to contribute a portion of their eligible compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants’ direction.
Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participants’ direction and the Plan’s provisions.
Employer contributions — The Company may make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2007, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions) up to a maximum of the first 6% of the participant’s eligible compensation on a per payroll period basis. If a participant, who is active at the end of the year, made the maximum contribution allowed by law ($15,500 during 2007) but, due to the timing of the participant’s contributions, did not receive the full 50% Company match, the Company provided a year end “true up” contribution to provide such participants with the 50% that they would have received had the timing of their contributions not limited the Company match. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution was made for the year ended December 31, 2007.
Vesting — Participants are immediately vested in their entire account, including employer matching and discretionary profit sharing contributions (if any).
Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.
Payment of benefits — Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1 / 2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account, in installments over a period of years, or over a term certain under a non-transferable annuity contract. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.
Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2007 carry interest rates ranging from 5.0% to 10.5%.

NOTE 4 — INVESTMENTS
The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2007		2006
Fidelity Advisor Value Strategies Fund	21,168,604		21,174,387
MFS Value Fund	33,312,109		30,124,331
Franklin Small Mid Cap Growth Fund	23,335,072		20,645,795
Metlife Stable Value Account	34,209,957		29,568,406
Vanguard Institutional Index Fund	28,467,456		25,851,822
American Funds Amcap Fund	20,594,293		19,152,384
Dodge and Cox International Stock Fund	30,696,168		24,192,037
Other Funds individually less than 5% of net assets	58,478,733	*	54,564,306	*

Assets held for investment purposes	250,262,392		225,273,468

*	Included in “Other Funds individually less than 5% of net assets” are investments in the Renaissance Investment Management, Inc. Balanced Investment Option Fund. This is a unitized fund which consists of a number of investments managed by the investment manager specifically for the Plan, none of which individually account for more than 5% of net assets.
The Plan’s investment contract accounts in the Metlife Stable Value Account are fully-benefit responsive and, therefore, have been reported in the financial statements at contract value. The fair value of the Plan’s investment contract accounts approximate the contract value at December 31, 2007 and 2006.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the year ended December 31, 2007:

Mutual funds	$(343,472)
Common stock	34,938
Bonds	230,540

$(77,994)

NOTE 5 — PLAN TERMINATION OR MODIFICATION
The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value
Fidelity Advisor Balanced Fund	Mutual Fund	$9,446,935
Fidelity Advisor Intermediate Bond Fund	Mutual Fund	4,823,545
Fidelity Advisor Value Strategies Fund	Mutual Fund	21,168,604
Franklin Small Mid Cap Growth Fund	Mutual Fund	23,335,072
American Funds Amcap Fund	Mutual Fund	20,594,293
MFS Value Fund	Mutual Fund	33,312,109
Metlife Stable Value Account	Fixed Income Fund	34,209,957
Vanguard Institutional Index Fund	Mutual Fund	28,467,456
Dodge and Cox International Stock Fund	Mutual Fund	30,696,168
Nuveen Tradewinds Value Oppportunities Fund	Mutual Fund	6,414,771
TCW Galileo Select Equities Fund	Mutual Fund	10,304,923
Renaissance Investment Management, Inc. Balanced Investment Option Fund:**
Aetna Inc. New	Common Stock	253,897
Aflac Inc.	Common Stock	275,760
Allstate Corp.	Common Stock	232,006
American International Group Inc Intl Lease Fin	Common Stock	218,042
Apache Corp	Common Stock	279,281
Archer-Daniels-Midland Co.	Common Stock	317,210
AT&T Inc.	Common Stock	249,402
Bank of America Corp.	Common Stock	191,942
Best Buy Co.	Common Stock	292,734
Boeing Company	Common Stock	215,501
Cisco Systems Inc.	Common Stock	208,302
Citigroup Inc.	Common Stock	154,619
Coca-Cola Company	Common Stock	269,230
Conocophillips	Common Stock	235,849
Dell Inc. Com	Common Stock	221,227
Emerson Elec Co	Common Stock	285,226
Exxon Mobil Corp.	Common Stock	256,336
First Energy CP	Common Stock	280,318
Franklin Resources Inc.	Common Stock	225,885
Goldman Sachs Group Inc	Common Stock	278,920
Halliburton Co Com	Common Stock	250,433
Hartford Financial Services Group	Common Stock	239,249
Hewlett Packard Co	Common Stock	249,573
Honeywell International Inc.	Common Stock	266,783
Illinois Tool Works Inc.	Common Stock	229,740
Intl Business Machines Inc	Common Stock	230,253
Johnson & Johnson	Common Stock	254,127
Kimberly Clark Corp Com	Common Stock	247,058
Kohls Corp.	Common Stock	196,253
Kroger Co	Common Stock	242,340
Lilly Eli Co	Common Stock	232,994
Lincoln Natl Corp Ind Com	Common Stock	225,952
Mcdonalds Corp.	Common Stock	268,394
Microsoft Corp.	Common Stock	298,221
Monsanto Company	Common Stock	372,933
Morgan Stanley	Common Stock	195,339
Nike Inc Cl B	Common Stock	236,917
Nordstrom Inc.	Common Stock	264,603
Nucor Inc.	Common Stock	257,015
Nvidia Corp.	Common Stock	249,639
Oracle Corp.	Common Stock	268,567
Pfizer Inc	Common Stock	227,505
PPL Corp	Common Stock	261,023
Prudential Fincl Inc	Common Stock	247,021
Texas Instruments Inc.	Common Stock	233,366
United Technologies Corp.	Common Stock	248,143
Unitedhealth Group Inc.	Common Stock	285,762
Valero Energy Corp New	Common Stock	247,276
Wal-Mart Stores Inc	Common Stock	267,689
Wyeth	Common Stock	230,186
U.S. Treasury Note, 4.000% due 03-15-10	Bonds	2,097,224
U.S. Treasury Note, 4.875% due 04-30-11	Bonds	1,816,910
U.S. Treasury Note, 5.125% due 05-15-16	Bonds	1,315,048
MG Trust Managed Account	Money Market	283,377
* Lam Research Unitized Stock Fund:
* Lam Research Corporation Common Stock	Company Stock	6,498,584
* MG Trust United NOW Account	Money Market	483,365
* Cash and cash equivalents	Money Market	8,195
* Participant loans	Interest rates ranging from 5.0% to 10.5%	2,519,815

	Total	$250,262,392

*	Party-in-interest

**	This fund is a unitized fund which consists of a number of investments managed specifically for the Plan, which are listed individually on this Schedule.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lam Research Corporation Registrant
Date: June 18, 2008	By:	/s/ Roch Leblanc
Roch Leblanc
		Title:	Chairman, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation
On behalf of the administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams, Accountancy Corporation, Independent Registered Public Accounting Firm